
November 7, 2014

Via E-mail
Steven M. Mariano
President and Chief Executive Officer
Patriot National, Inc.
401 East Las Olas Boulevard, Suite 1650
Fort Lauderdale, Florida 33301

   Re: Patriot National, Inc.
     Draft Registration Statement on Form S-1
     Submitted October 10, 2014
     CIK No. 0001619917

Dear Mr. Mariano:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. If you will use any graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4. Please disclose the approximate number of holders of common equity as of the latest practicable date. See Item 201(b) of Regulation S-K.

Market and Industry Data, page ii

5. Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statement on page ii that neither you nor your underwriters have independently verified certain information in your registration statement could imply that you are not taking liability for this information. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for information that appears in your registration statement relating to market and industry data.

Summary Historical and Pro Forma Combined Financial Data, page 14

6. Please tell us why you intend to provide pro forma information for the twelve months ended June 30, 2014. Reference for us any authoritative literature you rely upon to support your intended presentation.

Unaudited Pro Forma Financial Information, page 48
General

7. Please tell us why it is appropriate to present financial statements of the insurance services business (i.e., carve-out financial statements) and reference for us the authoritative literature you relied upon to support your position. Explain why it is not appropriate to include the historical information of Guarantee Insurance Group and present pro forma financial information that removes the assets and liabilities retained by Guarantee Insurance Group for that latest balance sheet and removes the revenues and expenses retained by Guarantee Insurance Group for the latest fiscal year and interim period. In your response, please tell us your consideration of the following facts and how they impacted your assessment to present carve-out financial statements:

    - Your Chairman, President and Chief Executive Officer will be the same as Guarantee Insurance Group.

    - You operate out of facilities that are currently leased from Guarantee Insurance Group. Please tell us whether Guarantee Insurance Group is also using the same facilities concurrently.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 53

8. Please tell us why you appear to intend to provide a statement of operations for the six months ended June 30, 2013. Reference for us any authoritative literature you rely upon to support your intended presentation.

Note 1. GUI Acquisition, page 55

9. Please revise your table of total consideration to remove the assumption of capital lease obligations from GUI as this does not appear to be consideration transferred to the former owners of GUI as stipulated in ASC 805-30-30-7. In addition, revise your table presenting the deemed dividend to reflect these capital lease obligations as a component of the assets acquired and liabilities assumed from GUI. Otherwise, tell us how your presentation is appropriate.

Note 2. Patriot Care Management Acquisition, page 56

10. Please disclose how you determined the estimated fair value of the MCMC preferred equity and the authoritative guidance used to determine the methodology used.

11. As the $14 million consideration transferred to acquire SPV2 appears to be greater than 20% of your total assets at December 31, 2013, please include the audited financial statements of SPV2 as required by Item 3-05 of Regulation S-X. Otherwise, please tell us why these financial statements are not required.

12. Please revise your disclosure to remove all references to the purchase method of accounting throughout your filing and indicate that you apply the acquisition method as required by ASC 805-10-05-04. In addition, please revise your disclosure to remove all references to "the purchase price allocation." Under ASC 805-20-30-1, assets acquired and liabilities assumed are generally recorded at their fair values. The determination of a purchase price and its allocation to the identified net assets acquired was a construct of the purchase method under SFAS 141.

Note 3. Pro Forma Adjustments, page 58

13. Please tell us why many of the adjustments in this footnote do not agree with the amounts disclosed in Note 1 for the GUI Acquisition and Note 2 for the Patriot Care Management Acquisition. For example, the sum of pro forma adjustments 2 and 4 equals $11,751,000 not the $11,439,000 as disclosed in Note 1 and the $49,296,000 deemed dividend on the unaudited pro forma condensed combined balance sheet does not equal the $49,150,000 amount disclosed in Note 1.

14. Please tell why the fair value of the intangible assets you identify in the MCRS Holdings, Inc. acquisition and the associated goodwill from this transaction, as evidenced by pro

forma adjustment 17, are considerably less than the amounts previously reflected on its balance sheet. In your response, tell us whether you determined a zero or minimum fair value for any of the individual intangible assets reflected on the MCRS Holdings balance sheet, and if so, why. Also, tell us why your determination of lower fair values for intangible assets and goodwill is not indicative of impairment issues in the historical financial statements of MCRS Holdings.

15. Please revise your 2013 and interim 2014 pro forma financial statements to reflect changes to depreciation and amortization associated with the pro forma adjustment 17. Otherwise, please tell us why such an adjustment is not warranted.

16. Please tell us why it is appropriate to reflect pro forma adjustment 29 in your pro forma financial statements. Please tell us how the July 31, 2013 contribution of CompPartners, Inc. to MCMC is directly attributable to either the GUI acquisition, the Patriot Care Management acquisition or your proposed offering as required by Item 11-02(b)(6) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 70

17. Please revise your disclosure to quantify the impact of volume changes as compared to price changes in discussing the reasons for fluctuations in service revenues for each period presented. Please see Item 303(a)(3)(iii) of Regulation S-K.

Business
Industry, page 91

18. You mention your "national presence" and your "experience with each state's guidelines and requirements" on page 93. Please disclose whether there are any states in which none of your existing clients currently conducts business

Information Technology, page 99

19. Please explain the term "EDI reporting" on page 99.

Clients, page 100

20. Where you reference ratings with respect to your major clients, please briefly discuss what the ratings measure, the rater's rating structure, and what a particular rating says about the company's condition.

21. Please file your agreements with Zurich Insurance Group Ltd. and Scottsdale Insurance Company as exhibits to the registration statement. Alternatively, please explain to us why you do not consider these agreements to be material.

<u>Management</u>
<u>Board Composition and Independence, page 112</u>

22. Please identify each independent director.

<u>Patriot National, Inc.: Audited Combined Financial Statements</u>
<u>Notes to Consolidated Financial Statements</u>
<u>Note 1: Nature of Operations and Significant Accounting Policies, page F-7</u>

23. Please tell us how your presentation of historical information for activity associated with GUI contracts as discussed in the second paragraph on page F-7 is appropriate. Reference for us the authoritative literature you rely upon to support your accounting and presentation. At a minimum, in your response tell us:

- Why net losses attributable to revenues and expenses associated with GUI contracts and certain assets acquired and liabilities assumed are recorded as increases to retained earnings;

- Whether, and if so how, the net losses attributable to revenues and expenses for the GUI contracts are reflected in your historical and pro forma statements of operations;

- Why the assets and liabilities associated with the GUI contracts are not reflected on your historical balance sheets; and

- Why the cash flows associated with the GUI contracts are reflected as separate adjustments in your cash flow statements.

24. In the third paragraph you indicate that SPV2 is presented in your combined financial statements for all periods presented because it is an entity under common control. Please tell us how that statement is appropriate when you appear to present the balance sheet accounts of SPV2 as a pro forma adjustment on page 51. If you do not present the accounts of SPV2 in your financial statements, please tell us why not.

<u>Significant Accounting Policies</u>
<u>Revenue Recognition, page F-8</u>

25. Please tell us why it is appropriate to recognize revenue associated with the servicing of workers' compensation policies upon the effective date of the related insurance policy as stipulated in the last paragraph on page F-8 instead of over the period which the services are provided. Reference for us the authoritative literature you rely upon to support your accounting.

Income Taxes, page F-10

26. In the penultimate paragraph in this policy note you indicate that you do not provide for federal income taxes attributable to Patriot Captive Management because it is domiciled outside the U.S. and is not subject to U.S. federal income taxes. Please revise this disclosure, if true, to indicate that you do not provide deferred taxes on undistributed earnings of foreign subsidiaries because you intend to permanently reinvest those earnings and provide the additional disclosures required by ASC 740-30-50-2c.

Segment Considerations, page F-12

27. Please revise your disclosure to provide revenue for each service or group of service as required by ASC 280-10-50-40.

Note 11: Subsequent Events
Acquisition of PCM, page F-27

28. You disclose that you valued your common stock issued in the acquisition of MCRS Holdings, Inc. at $14 million. It appears from disclosures elsewhere in the filing that you have also issued warrants. We may have additional comments on your accounting for equity issuances including any stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

MCRS Holdings, Inc.: Audited Consolidated Financial Statements
Consolidated Balance Sheets, page F-51

29. Please revise the footnotes to these financial statements to disclose the nature of the long-term contingent payments liability and the accounting therefor. Separately reference for us the authoritative literature relied upon to support the accounting.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Christine Torney at (202) 551-3652 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Lesley Peng, Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, New York 10017